AT&T Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PRO FORMA
For the Nine Months Ended September 30, 2006
($ in millions)

			Adjustments		Combined
	Historical	Historical	Consolidation		Pro Forma
	AT&T Inc.	BellSouth	of Cingular	Other	AT&T Inc.
Earnings:
Income from continuing operations before income taxes	$ 8,087	$ 4,042	$ 491	$ (2,428)	$ 10,192
Equity in net income of affiliates included above	(1,438)	(694)	1,741		(391)
Fixed Charges	1,647	949	1,323	(346)	3,573
Distributed income of equity affiliates	79	-			79
Interest capitalized	(52)	(8)	(32)	-	(92)

Earnings, as adjusted	$ 8,323	$ 4,289	$ 3,523	$ (2,774)	$ 13,361

Fixed Charges:
Interest expense	$ 1,378	$ 860	$ 901	$ (346)	$ 2,793
Interest capitalized	52	8	32		92
Dividends on preferred securities	2	-	-		2
Portion of rental expense representative of interest factor	215	81	390		686

Fixed Charges	$ 1,647	$ 949	$ 1,323	$ (346)	$ 3,573

Ratio of Earnings to Fixed Charges	5.05	4.52	2.66		3.74